Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Animal Health International, Inc.:

We consent to the use of our report dated September 26, 2006, except for note 3, as to which the date is January 3, 2007 and the second paragraph of note 16, as to which the date is January 12, 2007, with respect to the consolidated balance sheets of Animal Health International, Inc. and subsidiaries (Successor) as of June 30, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for Walco Holdings, Inc. (Predecessor) for the two year period ended June 30, 2005 (Predecessor Periods) included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report contains an explanatory paragraph that states, as discussed in note 4 to the consolidated financial statements, effective June 30, 2005, Animal Health International, Inc. acquired all of the outstanding stock of Walco Holdings, Inc. in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.

Our report contains an explanatory paragraph that states, as discussed in note 3 to the consolidated financial statements, that Animal Health International, Inc. has restated its consolidated financial statements as of June 30, 2006 and 2005 and for each of the years in the three year period ended June 30, 2006.

/s/ KPMG LLP

Dallas, Texas

April 25, 2007